UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-19289

STATE AUTO FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

518 East Broad Street
Columbus, Ohio 43215-3976
(614) 464-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*On March 1, 2022, pursuant to the Agreement and Plan of Merger and Combination, dated as of July 12, 2021, by and among State Auto Financial Corporation, an Ohio corporation (“STFC”), State Automobile Mutual Insurance Company, an Ohio mutual insurance company (“SAM”), Liberty Mutual Holding Company, Inc., a Massachusetts mutual holding company (“LMHC”), Pymatuning, Inc., an Ohio corporation and wholly-owned indirect subsidiary of LMHC (“Merger Sub I”), and Andover, Inc., an Ohio corporation and wholly-owned direct subsidiary of LMHC, LMHC effected the acquisition of STFC through the merger of Merger Sub I with and into STFC (the “Merger”) with STFC surviving the Merger as the surviving corporation and as an indirect wholly-owned subsidiary of LMHC.

Pursuant to the requirements of the Securities Exchange Act of 1934, State Auto Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STATE AUTO FINANCIAL CORPORATION

Date: March 11, 2022	By:	/s/ Michael Garvey
	Name:	Michael Garvey
	Title:	Assistant Secretary